

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Ketan Thakker
Chief Executive Officer
RDE, Inc.
5880 Live Oak Parkway, Suite 100
Norcross, Georgia 30093

> **Re: RDE, Inc.**
> **Post-Qualification Amendment to Form 1-A**
> **Filed February 17, 2021**
> **File No. 024-11310**

Dear Mr. Thakker:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ernest Stern